SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under The Securities Exchange Act Of 1934
(Amendment No. __________)*

SIGN MEDIA SYSTEMS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

82662A203
(CUSIP Number)

PHILLIP C. ASHER, HENRY PLANTAGENET, LLC,
225 DORIS DR., LAKELAND, FL 33813
941.724.6202
(Name, address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JANUARY 12, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 234.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.: 82662A203

1. Name Of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

PHILLIP C. ASHER AND HENRY PLANTAGENET, LLC, a Florida limited liability company.  Phillip C. Asher is the sole member and sole manager of Henry Plantagenet, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions). OO

5. Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e). [ ]

6. Citizenship or Place of Organization. State of Florida, USA

Number of  7. Sole Voting Power. 2,000,000
Shares Bene-
ficially Owned       8. Shared Voting Power. 0
By Each
Reporting  9. Sole Dispositive Power. 2,000,000
Person
With                       10. Shared Dispositive Power. 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 2,000,000

12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [ ]

13. Percent of Class Represented by Amount in Row (11). 22%

14. Type of Reporting Person. IN/OO

CUSIP No.: 82662A203

STATEMENT ON SCHEDULE 13D
SIGN MEDIA SYSTEMS, INC.

Item 1.  Security And Issuer.

This Statement relates to the Common Stock, no par value (the "Common Stock") of Sign Media Systems, Inc. (the "Issuer") whose principal executive offices are located at 2100 19th Street, Sarasota, FL 34234.

Item 2.  Identity and Background.

This Statement on Schedule 13D (the "Statement") is filed with respect to an event on January 12, 2007, and is filed by Phillip C. Asher and Henry Plantagenet, LLC, a Florida limited liability company.

Henry Plantagenet, LLC is organized and existing under the laws of the State of Florida. The principal business of Phillip Asher and Henry Plantagenet, LLC is business consulting. The address of Phillip C. Asher and Henry Plantagenet, LLC is:

225 Doris Drive
Lakeland, FL, 33813
USA

The names, titles, citizenship and business addresses of Phillip C. Asher and the manager(s) and member(s) of Henry Plantagenet, LLC are set forth below:

Name and Position	Citizenship	Business Address

Phillip Asher, Sole Manager and Sole Member	State of Florida, USA	225 Doris Dr. Lakeland, FL 33813

There are no other members or managers of Henry Plantagenet, LLC.

During the last five years, neither Phillip C. Asher or Henry Plantagenet, LLC, nor any of Henry Plantagenet, LLC’s members or managers, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Phillip C. Asher or Henry Plantagenet, LLC, nor any of Henry Plantagenet, LLC’s members or managers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.: 82662A203

Item 3.  Source and Amount of Funds or Other Consideration.

In 2001, Henry Plantagenet, LLC entered into a consulting agreement with the Issuer to provide consulting services to the Issuer and as consideration therefore agreed to accept 2,000,000 shares of the Issuer’s Common
Stock in consideration for the performance of such services. The issuance of the shares of the Issuer’s Common Stock to Phillip C. Asher and Henry Plantagenet, LLC was in consideration of the services provided to the Issuer by Henry Plantagenet, LLC. Phillip C. Asher is the sole member and sole manager of Henry Plantagenet, LLC.

Item 4.  Purpose of Transaction.

Phillip C. Asher and Henry Plantagenet, LLC acquired the Common Stock of the Issuer as consideration for consulting services provided to the Issuer. The Common Stock was not acquired for the purpose of, and do not have the effect of, changing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect. Neither Phillip C. Asher or Henry Plantagenet, LLC has any plans or proposals with any other person or entity, including, but not limited to the Issuer, which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer were to become a registered closed-end investment company, any plans or proposals to make any changes in the Issuer’s investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The reporting persons intend to dispose of the shares of the common stock of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Phillip C. Asher is the sole member and manager of Henry Plantagenet, LLC. Henry Plantagenet, LLC is the direct owner and Phillip C. Asher is the beneficial owner of 2,000,000 shares of the Common Stock, no par value, of the Issuer which represents 22% of the issued and outstanding shares of the common stock of the Issuer as of the date of the reported Event. On January 12, 2007, the Issuer had 9,193,267 shares of common stock, no par value, issued and outstanding.

Phillip C. Asher as the sole member and manager of Henry Plantagenet, LLC has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 2,000,000 shares of the Common Stock, no par value, of the Issuer and there is no shared power to vote or to direct the vote and there is no shared power to dispose of or direct the disposition of 2,000,000 shares of the Common Stock, no par value, of the Issuer.

CUSIP No.: 82662A203

During the 60 day period prior to January 12, 2007, neither Phillip C. Asher nor Henry Plantagenet, LLC effected any transactions in securities of the Issuer.

Prior to January 12, 2007 neither Phillip C. Asher nor Henry Plantagenet, LLC owned any securities of the Issuer.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of    the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

There are no exhibits hereto to be filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2007

Henry Plantagenet, LLC

BY: /S/ Phillip C. Asher
Phillip C. Asher, Sole Manager and Manager

/S/ Phillip C. Asher
Phillip C. Asher